FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from April 1, 2014 to April 30, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.
Date: May 15, 2014
	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

[Translation of Share Buyback Report for the reporting month from April 1, 2014 to April 30, 2014 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on May 15, 2014]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of April 30, 2014

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 30, 2014) (Period of repurchase: from May 19, 2014 to July 25, 2014)		100,000,000	70,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date)	—	—

Total	—	0	0

Aggregate shares repurchased as of the end of this reporting month		0	0
Progress of share repurchase (%)		0.0	0.0

2.	Status of disposition

as of April 30, 2014

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—

Subtotal	—	—	—

Treasury shares canceled	(Date)	—	—

Subtotal	—	—	—

Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—

Subtotal	—	—	—

Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) April 24	70	43,610

Subtotal	—	70	43,610

Other (exercise of stock acquisition rights)	(Date)
	April 1	67,200	2,988,200
	April 2	11,000	11,000
	April 3	70,600	1,143,600
	April 7	44,200	44,200
	April 10	25,000	25,000
	April 11	12,200	1,502,200
	April 15	2,000	2,000
	April 18	5,600	5,600
	April 21	6,600	6,600
	April 22	462,400	462,400
	April 23	258,200	258,200
	April 24	188,800	188,800
	April 25	221,000	221,000
	April 28	104,100	104,100
	April 30	12,800	12,800

Subtotal	—	1,491,700	6,975,700

Total	—	1,491,770	7,019,310

3.	Status of shares held in treasury

As of April 30, 2014

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,822,562,601

Number of shares held in treasury	102,294,291